[LETTERHEAD OF WORLD GOLD COUNCIL]

Mr. Wilson K. Lee Staff Accountant United States Securities and Exchange Commission Washington, D.C. 20549
March 8, 2013

Dear Mr Lee

Re:     SPDR Gold Trust
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 28, 2012
File No. 001-32356

We are submitting this letter in response to your letter dated February 12, 2013 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed by the SPDR Gold Trust (the “Trust”) on November 28, 2012.

Set forth below are the responses to those comments.  For your convenience, the text of each comment is reproduced in italics before our response.

* * *

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 1. Business

The Trustee, page 15

1.
We note your disclosure on page 15 that the Trustee may visit the premises of the Custodian up to twice a year.  In future Exchange Act periodic reports, please disclose whether during the reporting period the Trustee visited the premises of the Custodian and examined the Trust's gold and records.

The Sponsor on behalf of the Trust has noted the Staff’s comment and will disclose in its future Exchange Act periodic reports whether, during the reporting period, the Trustee visited the premises of the Custodian and examined the Trust's gold and records.

2.
We note your disclosure on page 15 that the Trustee has no right to visit the premises of any sub-custodian for the purposes of examining the Trust's gold and related records.  We also note your disclosure on page 31 that neither the Trustee nor the Custodian  monitors or oversees the activities of any sub-custodian who may temporarily hold the Trust's gold bars.  In future Exchange Act periodic reports, please discuss whether the Custodian has the right to visit the premises of any sub-custodian for the purposes of examining the Trust's gold.

The Sponsor on behalf of the Trust has noted the Staff’s comment. As previously disclosed and to date, the Custodian has not utilized sub-custodians on behalf of the Trust during the three years ended September 30, 2012. If sub-custodians are utilized in the future, the use of subcustodians will be discussed  in its future Exchange Act periodic reports along with whether the Custodian has the right to visit the premises of any sub-custodian for the purposes of examining the Trust's gold.

Item 1A. Risk Factors

"The Share may trade at a price which is at, above or below the NAV . . . ," page 27

3.	In future Exchange Act periodic reports, please discuss, if applicable, any material fluctuations between the trading price and NAV per share.

The Sponsor on behalf of the Trust has noted the Staff’s comment. Please be advised that the Sponsor believes that the price of the Trust’s shares accurately track the NAV per share at the time the NAV is set. As such, we do not believe that there are any material fluctuations between the trading price and the NAV per share at that time. As indicated in the risk factor, subsequent to the time that the NAV is set, the share price may fluctuate during the remainder of the trading day, tracking changes in the spot gold market.

Note 2.1 - Valuation of Gold, page F-8

4.
We note that gold is valued, for financial statement purposes, at the lower of cost or market.  Please clarify whether this policy also applies to gold held in your unallocated gold account.  To the extent it does, please clarify your basis in GAAP for applying this policy to your unallocated gold.

Both allocated and unallocated gold bullion are held at lower of average cost or market value for financial statement reporting purposes. There are no differentiation factors under US GAAP which would require a different accounting policy between allocated and unallocated bullion. The Trust’s accounting policy has historically been, for financial statement purposes, to value all of the gold held by the Custodian, both allocated and unallocated, on behalf of Trust at the lower of average cost or market value. This accounting policy is stated in the Trust’s quarterly and annual filings with the Commission.

As requested, the Sponsor on behalf of the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

World Gold Trust Services LLC,
in its capacity as the Sponsor of the Trust

By:  /s/ Robin Lee
       Robin Lee
       Chief Financial Officer and Treasurer